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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of October, 2004


                                   TEFRON LTD.
                                   -----------
                 (Translation of registrant's name into English)


                    28 CHIDA STREET, BNEI-BRAK, 51371 ISRAEL
                    ----------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F __X__ Form 40-F _______


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ______ No __X__


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                   -----

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Attached hereto and incorporated by reference herein are the following:

     (i) Consolidated financial statements of Tefron Ltd. for the fiscal quarter ended June 30, 2004, prepared in accordance with generally accepted accounting principles in the United States.

          These financial statements are in addition to the financial statements of Tefron Ltd. for the quarter ended June 30, 2004, that were filed as part of Tefron's Report on Form 6-K filed with the Securities and Exchange Commission on August 11, 2004.

     (ii) Management's discussion and analysis of financial condition and results of operations for the fiscal quarter ended June 30, 2004, with respect to the financial statements of Tefron.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                          TEFRON LTD.

                                          (Registrant)


                                          By:  /s/ Gil Rozen
                                               ---------------------------------
                                               Name: Gil Rozen
                                               Title: Chief Financial Officer


                                          By:  /s/ Hanoch Zlotnik
                                               ---------------------------------
                                               Name: Hanoch Zlotnik
                                               Title: Finance Manager


Date: October 26, 2004


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